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                                                                 EXHIBIT (c)(19)


                           DELTA CONNECTION AGREEMENT

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                                                                 EXHIBIT (c)(19)

                                DELTA CONNECTION

                                    AGREEMENT

                  This Agreement (this "Agreement"), dated and effective as of the first day of October, 1989, is between Delta Air Lines, Inc., Hartsfield Atlanta International Airport, Atlanta, Georgia 30320 ("Delta"), and Comair, Inc., Box 75021, Airport Branch, Greater Cincinnati Airport, Cincinnati, Ohio 45275 ("Comair").

                  WHEREAS, Delta operates the Delta Connection program; and

                  WHEREAS, Comair desires for Delta to perform and provide various marketing, schedule and fare related, and other services for Comair in connection with the Delta Connection program; and

                  WHEREAS, Delta is willing to perform and provide various marketing, scheduling and fare related, and other services for Comair in connection with the Delta Connection program; and

                  WHEREAS, this Agreement will enhance the ability of Comair and Delta to serve the public and the communities that they serve or may choose to serve; and

                  WHEREAS, Delta and Comair currently are parties to a certain Delta Connection Agreement dated May 30, 1986, as amended from time to time (the "1986 Agreement") and now wish to terminate the 1986 Agreement and substitute this Agreement in lieu thereof;

                  NOW, THEREFORE, for and in consideration of the mutual undertakings set for herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Delta and Comair, intending to be legally bound, hereby agree as follows:


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ARTICLE 1.        FARES AND RULES PUBLICATION.

A. Comair hereby appoints Delta as its agent to instruct appropriate publishers to publish Comair's fares, rules and related information, and Delta hereby accepts such appointment. Delta will use its best efforts to instruct such publishers of such information within one (1) business day of receipt of written or telex notification of the fares, rules or other information that Comair desires to publish. Delta will advise Comair from time to time of the format in which fare, rule and other information must be submitted to Delta.

B. Delta is not responsible for determining or reviewing the accuracy of any information provided to Delta by Comair pursuant to this Article I, and Comair is solely responsible for the accuracy of such information.

C. The selection of publishers for Comair's fare, rule and related information will be in Delta's sole discretion; provided, however, that Delta will apply criteria for the selection of Comair's publishers similar to the criteria that Delta applies to the selection of its own publishers.

D. Delta will pay all routine expenses associated with publication of Comair's fares, rules and related information as set forth herein.

ARTICLE 2.        SCHEDULES PUBLICATION.

A. Comair hereby appoints Delta as its agent to furnish Comair's schedules and related information to appropriate publishers, and Delta hereby accepts such appointment. Delta will notify Comair when any schedules and related information must be submitted to Delta and of the formats in which the schedules and related information must be submitted. Comair understands that each such notice will require it to submit such information to Delta in writing approximately six (6) weeks in advance of the scheduled publication date to which such notice relates so that the information can be properly disseminated to marketers of air transportation and to the public. Delta will furnish to publishers all such information that it receives from Comair in a timely manner.

B. Delta will pay all routine expenses associated with publishing Comair's schedules and related information as set forth herein.

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C.        To avoid confusing or misleading the public and marketers of air transportation, Comair agrees to use only the flight numbers assigned by Delta to Comair flights and agrees not to list such flights under other flight numbers unless otherwise agreed to by Delta; provided, however, Comair may list a "dummy" flight if necessary to enable it to retain its existing two letter carrier code or for other similar purposes.

D. The selection of publishers for Comair's schedules and related information will be in Delta's sole discretion; provided, however, that Delta will apply criteria for the selection of Comair's publishers similar to the criteria that Delta applies to the selection of its own publishers. Nothing in this Article 1 or this Agreement shall prevent Comair from publishing its schedules and related information at any time or in any way that Comair deems desirable, so long as any such information is the same as or consistent with the information that Comair provides to Delta.

E. If any publishers selected by Delta permit airlines to list connecting services in addition to the connecting services ordinarily listed by that publisher, Delta will request and pay for such additional listings if Delta, in its sole discretion, determines that such additional listings would be beneficial. In determining whether any such additional listings for Comair should be published, Delta will use criteria similar to the criteria used by Delta for listing Delta's paid connections.

F. Delta will publish and pay for Comair's schedules in Delta's Quick Reference Schedules and System Timetables. Delta will also publish and pay for Quick Reference Schedules solely including Comair in cities served by Comair but not served by Delta. The content and format of all such schedules and timetables will be in Delta's sole discretion.

ARTICLE  3.       ACCOUNTING PROVISIONS.

A. Subject to the provisions of Article 6(G) of this Agreement, Comair will price and process all passenger air transportation and air freight billings involving Delta through the Airlines' Clearing House (ACH) in accordance with the procedures set forth from time to time in the ACH Manual of Procedure (the "Manual"). Without limiting the generality of the foregoing, unless otherwise agreed to by the parties in writing, all Delta flight coupons of source types 010 (lifts) and 020 (exchanges) issued by Comair and all flight coupons of source types 010 and 020 issued by or validated on Delta and honored by Comair will be priced in


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accordance with the procedures set forth in the ACH Sampling Procedures (the
"Sampling Procedures") outlined in Section D of the Manual. Any deviation from the Sampling Procedures shall be agreed to in writing by the parties.

B. All billings based on the Sampling Procedures shall reflect a deduction (the "Absorption Ratio," as defined in the Sampling Procedures), except as otherwise provided below at the applicable rate at the time of the billing, for prorates, Interline Service Charges, SATO Service Charges, UATP/credit card discounts (to the extent provided in Article 3(C)(1) below) and travel agent compensation paid or payable by Delta with respect thereto. The Absorption Ratio shall be determined and shall be agreed to between Delta and Comair from time to time in accordance with the Sampling Procedures.

         Notwithstanding the foregoing and regardless of whether the coupon is priced in accordance with the Sampling Procedures or otherwise, Comair shall deduct from the amount of any billing for Comair coupons relating to Delta Dream Vacations to the Orient an agency compensation rate of twenty percent (20%) regardless of the rate paid by Delta, but any such deductions shall not otherwise affect the interline settlement or processing of coupons provided in
Article 3(A) or this Article 3(B).

C.       Credit Card Discount Charges and Dishonored Checks.

         1. If a flight operated by Comair is shown in the itinerary of any Traffic Document (as defined in Article 6(A)) or any ticket written by or plated on Delta and Delta is not shown in such itinerary (including Traffic Documents and tickets where Comair is the only airline), Comair will deduct from its billing to Delta the amount of any credit card discount charges associated therewith. Comair will use the same procedures used by Delta to verify the validity of credit cards. As between Comair and Delta, Delta will pay for credit card discount charges relating to tickets involving itineraries including flights operated by both Comair and Delta.

         2. If a flight operated by Comair is shown in the itinerary of any Traffic Document or any ticket written by or plated on Delta and Delta is not shown in such itinerary, Comair will pay Delta the amount of any dishonored or invalid check associated therewith. Upon such payment, Comair will be subrogated to all of Delta's rights with respect to such dishonored or invalid check including, without limitation, the right to take such actions in

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connection with the collection thereof as Comair deems necessary or advisable.
If a flight operated by Delta is shown on any leg in the itinerary of any Traffic Document issued and sold at any Comair office, Delta will pay Comair the amount of any dishonored or invalid check associated with such Traffic Document, provided that Comair has conformed with Delta's check acceptance procedures and has exhausted all reasonable and customary collection efforts. Upon such payment, Delta shall be subrogated to all of Comair's rights with respect to such dishonored or invalid check, including, without limitation, the right to take such actions in connection with the collection thereof as Delta deems necessary or advisable.

D. Comair will reimburse Delta for segment fees paid by Delta to vendors of computer reservations systems ("CRSs") attributable to passengers booked on Comair flights who do not connect to/from a Delta flight. For purposes of computing the amount of this reimbursement, the number of Comair passengers that connect to/from Delta flights in a given month will be divided by the total number of Comair passengers for such month, and the resulting percentage will determine, in accordance with the following scale, the percentage of CRS fees for Comair segments for which Comair is obligated to reimburse Delta:

      Percentage of Comair Passengers        Percentage of CRS Segment

         Connecting to/from Delta             Fees Payable by Comair
                     0-15                              85

                    16-20                              80
                    21-25                              75
                    26-30                              70
                    31-35                              65
                    36-40                              60
                    41-45                              55
                    46-50                              50
                    51-55                              45
                    56-60                              40
                    61-65                              35
                    66-70                              30
                    71-75                              25
                    76-80                              20
                    81-85                              15
                    86-90                              10
                    91-95                               5
                      96+                               0

Payments due hereunder are applicable only to those CRS vendors that now or in the future provide Delta with a breakdown of Comair segments booked.

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E.         Delta agrees to pay Comair a handling fee equal to six percent (6%)
of the coupon value of segments ticketed by Comair on Delta ticket stock and used for travel on any airline with whom Delta has a ticket handling agreement that provides for Delta to receive at least a six percent (6%) fee from such airline. Such fee shall be payable through a six percent (6%) increase in the aggregate billing value (after application of the applicable Absorption Ratio) of all such coupons.

ARTICLE 4.        AIRPORT RELATED AND TICKETING SERVICES.

A. Comair will provide its own ticketing services. Delta will provide supplemental ticketing services for Comair at Delta's ticketing locations and will use Delta ticket stock for such purposes.

B. Delta will design, provide and pay for appropriate airport and other signage to reflect the Delta Connection and the relationship between Comair and Delta. The nature and type of such signage will be in the sole discretion of Delta, subject to any airport, governmental or quasi-governmental restrictions or requirements. Delta will be responsible for installing and maintaining all such signage, but the parties will mutually determine which party will obtain any necessary formal or informal approvals from appropriate airport or other authorities to install such signage. The parties will fully cooperate with each other in all endeavors relating to such signage and any necessary approvals.

ARTICLE 5.        CUSTOMER SERVICES

A. Comair will handle all customer related services in a professional, businesslike and courteous manner. In order to insure a high level of customer satisfaction Comair will:

1. establish and maintain customer handling procedures and policies that are similar to those utilized by Delta; and

2. establish, maintain and enforce employee conduct, appearance and training standards and policies that are similar to those utilized by Delta; provided however, this provision shall not obligate Comair to establish, maintain or enforce training and/or qualification standards for flight crews that are similar to Delta's standards.


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B.        Comair and Delta will periodically meet to discuss and review
Comair's customer handling procedures and policies and Comair's employee conduct, appearance and training standards and policies to insure compliance with this Article 5. Each party will seek to set forth concerns and complaints under this Article 5 in writing to the other party.

ARTICLE 6.        TRAFFIC DOCUMENTS AND RELATED PROCEDURES.

         A. Pursuant to mutually acceptable procedures, Delta will periodically provide Comair with Delta machine and manual ticket stock, miscellaneous charge orders, credit card refund drafts, credit card refund vouchers and other related documents (collectively referred to as "Traffic Documents"). Delta will maintain a supply of Traffic Documents at a suitable location and, upon written request from Comair, will provide Comair with appropriate supplies of Traffic Documents.

         B. Unless otherwise agreed to by Delta in writing, Traffic Documents may be used, completed, validated and issued only by Comair.

         C. Comair will promptly surrender and return all Traffic Documents to Delta upon Delta's written request.

         D. Comair will maintain records of the Traffic Documents in a manner and format acceptable to Delta. Comair will acknowledge receipt in writing of all Traffic Documents in the manner prescribed by Delta.

         E. Comair will conform with and abide by all of Delta's rules and regulations regarding the Traffic Documents.

         F. Comair will take all reasonable and necessary measures to safeguard the Traffic Documents as of the time of receipt and thereafter and will maintain the Traffic Documents in accordance with mutually agreed upon security procedures. Comair is responsible for all risk of loss, use, misuse, misappropriation or theft of Traffic Documents as of the time Comair takes possession of the Traffic Documents.

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         G.       Reporting and Remitting With Respect to Traffic Documents.

                  1. On a daily basis, Comair will provide Delta with a report for each Comair ticketing location of all ticketing and related transactions on Traffic Documents for the prior day. Such report will be in a format determined by Delta and will include, without limitation, all credit card transactions and supporting documentation.

                  2. Notwithstanding the provisions of Article 3 of this Agreement, in consideration of the effect of Comair's use of Traffic Documents on Comair's cash flow and to accelerate payment to Comair for Comair lifts included on Traffic Documents, Comair shall retain all monies with respect to all transactions on Traffic Documents (other than credit card transactions) issued by Comair ticketing locations. In addition, four times each calendar month Delta will advance monies to Comair in such amounts and in accordance with procedures to be mutually agreed upon in writing between the parties. At least monthly, Delta and Comair will reconcile the aggregate amount of the cash retained by Comair and the cash advanced by Delta pursuant to this Article 6(G)(2) with amounts owed by either party to the other party under this Agreement. Within seven (7) days of completing such reconciliation, Comair shall bill Delta or remit monies to Delta, as applicable, for the reconciled amount. Final adjustments of such amounts shall be made, as necessary, through ACH.

                  3. Comair will issue all Traffic Documents, and will collect appropriate charges, in accordance with the tariffs, fares, rates, rules and regulations of applicable carriers. Comair is responsible for all undercharges and incorrect fares, rates and charges on Traffic Documents issued by or for Comair, and Delta may deduct from sums due Comair or bill Comair for the amount of any such undercharges or incorrect fares, rates and charges. The amount of such undercharges will be determined by utilizing the Sampling Procedures for passenger tickets and on a direct billing basis for baggage/cargo related items.

                  4. Comair will reimburse Delta at the rate of three percent (3%) for all credit card discount charges (other than UATP charges) for which Comair is responsible pursuant to the provisions of Article 3(C)(1) based on the Sampling Procedures. Comair will reimburse Delta at the ACH rate for all UATP credit card charges, or at such other rate as the parties may mutually agree upon in writing.

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         H.       Denied Boarding Compensation Vouchers.

                  Delta will use its best efforts to observe Comair's rules and regulations regarding procedures for denied boarding. Comair is responsible for notifying Delta of Comair's denied boarding rules and immediately notifying Delta of all changes to such rules. Delta is not responsible for, and Comair will indemnify Delta for, any claims, damages or liabilities which result from Comair's failure to give such notice, from Delta's payment, failure to pay, or incorrect payment of denied boarding compensation, or from Delta's failure to adhere to Comair's denied boarding compensation rules. At its expense, Comair will provide Delta with its denied boarding compensation vouchers, and Delta is hereby expressly authorized to issue Comair denied boarding compensation vouchers on Comair's behalf.

         I.       Refund Vouchers.

                  1. Delta will use Delta refund vouchers for all refund transactions handled by Delta involving Comair.

                  2. Comair will use Comair refund vouchers for all refund transactions, other than credit card sales refunds. Comair will use Delta credit card refund vouchers for credit card sales refunds and will comply with Delta's rules and regulations for handling and processing such refunds. Delta will supply Comair with an adequate supply of credit card refund vouchers.

         J.       Inconvenienced Passengers.

                  Delta is authorized, but not obligated, to undertake on behalf of Comair the following actions, to execute the following documents, and otherwise to take all reasonable measures, in Delta's sole discretion, to accommodate Comair passengers who may be inconvenienced as a result of any action or inaction taken by Comair, any action or inaction taken by Delta while acting on Comair's behalf, or as a result of any happening or occurrence which is beyond the control of either Comair or Delta:

         1. Expense Vouchers - Comair shall provide Delta, at Comair's expense, with Comair expense vouchers which Delta is authorized to issue on Comair's behalf to Comair customers who incur ground transportation, hotel, meal or

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                  other similar expenses as a result of any Comair flight
                  cancellation, diversion, delay or similar incident. Comair will promptly provide Delta with instructions for issuing such expense vouchers.

         2. Expense Checks - Delta may issue Delta's expense checks to Comair customers in accordance with rules and regulation established by Comair and provided to Delta. Delta will periodically invoice Comair for the amount of any expense checks that are so issued.

         3. Petty Cash Disbursements - Delta may make petty cash disbursements to Comair customers in accordance with rules and regulations established by Comair and provided to Delta. Delta will periodically invoice Comair for the amount of any such petty cash disbursements.

         4. Comair S.P.A.N. and Baggage Forwarding Expenses - Delta may contract on Comair's behalf for the forwarding of Comair customers' baggage and Comair S.P.A.N. packages to their appropriate destinations in the event that any such baggage or package is detained, delayed, misshipped or not shipped. Delta may either incur such expenses itself and be reimbursed by Comair or arrange for Comair to be invoiced directly.

ARTICLE 7.        TERM AND TERMINATION.

A. This Agreement is effective as of the date first written above and will continue thereafter until October 31, 1999 unless terminated by either party on not less than one-hundred eighty (180) days' advance written notice.

B. Either party may terminate this Agreement immediately if the other party files a voluntary petition in bankruptcy, makes an assignment for the benefit of creditors, fails to secure dismissal of any involuntary petition in bankruptcy within sixty (60) days after the filing thereof, or petitions for reorganization, liquidation, or dissolution under any federal or state bankruptcy or similar law, or if any such actions are imminent.

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C.        Delta may, in Delta's sole discretion, terminate this Agreement if
Comair enters into a letter of intent, or otherwise agrees, to merge into or with any entity or to be acquired by any entity, unless Comair is the acquiring or surviving entity.

D. Termination of this Agreement for any reason shall not relieve either party of rights and obligations incurred prior to the effective date of termination.

ARTICLE 8.        FEES AND CHARGES.

A. Unless expressly provided herein or otherwise agreed to by the parties in writing, Comair will pay all fees, rentals, charges, costs, taxes, assessments and other expenses in any way connected with or related to this Agreement or Comair's business and operations including, but not limited to, terminal fees and rentals, landing fees and other airport charges. Comair agrees that notice of any such fees, rentals, charges, costs, taxes, assessments and other expenses may be served directly on Comair.

B. Comair will reimburse Delta and otherwise pay for all fees, rentals, charges, costs, taxes and assessments (other than income taxes on the net income of Delta) and other expenses that are imposed by any governmental or administrative entity and that are connected with this Agreement or any services, materials, goods, or other benefits furnished hereunder.

C. Except as otherwise provided herein, Delta will periodically invoice Comair for any amounts due under this Agreement, and Comair will pay all such invoices within ten (10) days of receipt.

ARTICLE 9.        LIABILITY PROVISIONS.

A. Comair shall be liable for and hereby agrees fully to defend, release, discharge, indemnify, and hold harmless Delta, its directors, officers, employees and agents from and against any and all claims, demands, damages, liabilities, suits, judgments, actions, causes of action, losses, costs and expenses of any kind, character or nature whatsoever (in each case whether groundless or otherwise), including attorneys' fees, costs and expenses in connection therewith and expenses of investigation and litigation thereof, which may be suffered by, accrued against, charged to, or recoverable from Delta or its directors, officers, employees or agents in any manner arising out of, connected with, or attributable to this Agreement, the

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performance, improper performance, or nonperformance of any and all obligations to be undertaken by Comair pursuant to this Agreement, the loss, theft, use, misuse or misappropriation of Traffic Documents, or the operation, non-operation, or improper operation of Comair's aircraft, equipment or facilities at any location, excluding only claims, demands, damages, liabilities, suits, judgments, actions, causes of action, losses, costs and expenses resulting from the gross negligence or willful misconduct of Delta, its directors, officers, agents or employees. Comair will do all things necessary to cause and assure, and will cause and assure, that Comair will at all times be and remain in custody and control of all aircraft, equipment, and facilities of Comair, and Delta, its directors, officers, employees and agents shall not, for any reason, be deemed to be in custody or control, or a bailee, of Comair's aircraft, equipment or facilities.

B. Delta shall be liable for and hereby agrees fully to defend, release, discharge, indemnify, and hold harmless Comair, its directors, officers, employees, and agents from and against any and all claims, demands, damages, liabilities, suits, judgments, actions, causes of action, losses, costs and expenses of any kind, character or nature whatsoever, including attorneys' fees, costs and expenses in connection therewith and expenses of investigation and litigation thereof, which may be suffered by, accrued against, charged to, or recoverable from Comair or its directors, officers, employees or agents in any manner arising out of, connected with, or attributable to this Agreement, the performance, improper performance or nonperformance of any and all obligations to be undertaken by Delta pursuant to this Agreement, or the operation, non-operation or improper operation of Delta's aircraft, equipment or facilities at any location, in each case to the extent, but only to the extent, caused by Delta's gross negligence or willful misconduct. Delta will do all things necessary to cause and assure, and will cause and assure, that Delta will at all times be and remain in custody and control of any aircraft, equipment and facilities of Delta, and Comair, its directors, officers, employees and agents shall not, for any reason, be deemed to be in the custody or control, or a bailee, of Delta's aircraft, equipment or facilities.

C. Comair and Delta agree to comply with all rules, regulations, directives and similar instructions of appropriate governmental, judicial and administrative entities including, but not limited to, airport authorities, the Federal Aviation Administration and the Department of Transportation (and any successor agencies).

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D.        OTHER THAN ANY WARRANTIES SPECIFICALLY CONTAINED IN THIS AGREEMENT,
DELTA DISCLAIMS AND COMAIR HEREBY WAIVES ANY WARRANTIES, EXPRESS OR IMPLIED, ORAL OR WRITTEN, WITH RESPECT TO THIS AGREEMENT OR DELTA'S PERFORMANCE OF ITS OBLIGATIONS HEREUNDER INCLUDING, BUT NOT LIMITED TO, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR INTENDED USE RELATING TO ANY EQUIPMENT, DATA, INFORMATION OR SERVICES FURNISHED HEREUNDER. COMAIR AGREES THAT DELTA IS NOT LIABLE TO COMAIR OR ANY OTHER PERSONS FOR CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES UNDER ANY CIRCUMSTANCES.

ARTICLE 10.       WORKERS' COMPENSATION AND EMPLOYERS' LIABILITY
                  INSURANCE PROVISIONS.

A. Delta's employees, agents and independent contractors under no circumstances shall be deemed to be, or shall be, employees, agents or independent contractors of Comair.

B. Comair's employees, agents and independent contractors under no circumstances shall be deemed to be, or shall be, the employees, agents or independent contractors of Delta.

C. Each party assumes full responsibility for, and liability to, its own employees on account of injury, or death resulting therefrom, sustained in the course of their employment. Each party, with respect to its own employees, accepts full and exclusive liability for the payment of applicable workers' compensation and employers' liability insurance premiums with respect to such employees, and for the payment of all taxes, contributions or other payments for unemployment compensation and old age benefits, and other similar benefits now or hereafter imposed upon employers by any government or agency thereof having jurisdiction in respect of such employee. Each party also agrees to make such payments and to make and file all reports and returns and to do all things necessary to comply with all applicable laws at any time imposing such taxes, contributions, or payments.

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ARTICLE 11.       INSURANCE PROVISIONS.

A. Comair shall procure and maintain in full force and effect during the term of this Agreement policies of insurance of the types and in the minimum amounts set forth below, with such insurers and under such terms and conditions as are satisfactory to Delta:

         1. All risk hull insurance on an agreed value basis, not to exceed replacement value except as required by financing agreements.

         2. Comprehensive general liability (premises, products and completed operations) covering bodily injury, personal injury and property damage in an amount not less than $200,000,000 per occurrence; provided, however, that non-passenger personal injury coverage may be limited to $25,000,000 per occurrence.

         3.       Workers' compensation for statutory limits.

         4.       Employer's liability in an amount not less than $100,000.

         5. Baggage liability in an amount not less than $100,000 per occurrence.

         6. Cargo liability in an amount not less than $100,000 per loss, casualty or disaster.

         7.       Automobile liability in an amount not less than $5,000,000.

B. Comair shall cause the policies of insurance described in Article 11(A) above to be duly and properly endorsed by Comair's insurance underwriters as follows:

         1. As to the policies of insurance described in Articles 11(A)(1), (A)(2), (A)(3), (A)(4), (A)(5), (A)(6) and (A)(7):
                  (a) to provide that any waiver of rights of subrogation against other parties by Comair will not affect the coverage provided hereunder with respect to Delta; and (b) to provide that Comair's underwriters shall waive all subrogation rights arising out of this Agreement

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                  against Delta, its directors, officers, employees and agents without regard to any breach of warranty on the part of Comair.

         2. As to the policies of insurance described in Articles 11(A)(2), (A)(5), (A)(6), and (A)(7): (a) to provide that
                  Delta, its directors, officers, employees and agents shall be named as additional insured parties thereunder; and (b) to provide that such insurance shall be primary insurance.

         3. As to the policies of insurance described in Articles 11(A)(2) and (A)(7): (a) to provide a cross-liability clause as though separate policies were issued for Delta and Comair and their respective directors, officers, employees and agents; and (b) to provide contractual liability insurance coverage.

         4. As to any insurance obtained from foreign underwriters, to provide that Delta may maintain against such underwriters a direct action in the United States upon such insurance policies and, to this end, to include a standard service of process clause designating a United States attorney in Washington, D.C. or New York, New York.

         5. All insurance policies shall provide that the insurance shall not be invalidated by any action or inaction of Comair.

C. Comair shall cause each of the insurance policies to be duly and properly endorsed to provide that such policy or policies or any part or parts thereof shall not be cancelled, terminated or materially altered, changed or amended by Comair's insurance underwriters until after thirty (30) days' written notice to Delta, which thirty (30) days' notice shall commence to run from the date such notice is actually received by Delta.

D. Not later than the effective date of this Agreement, and from time to time thereafter upon request by Delta, Comair shall furnish Delta evidence satisfactory to Delta of the aforesaid insurance coverages and endorsements, including certificates certifying that the aforesaid insurance policy or policies with the aforesaid limits are duly and properly endorsed as aforesaid and are in full force and effect.

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E.        In the event Comair fails to maintain in full force and effect any of the insurance and endorsements required to be maintained by Comair pursuant to
Article 11(A), Delta shall have the right (but not the obligation) to procure and maintain such insurance or any part thereof on behalf of Comair. The cost of such insurance shall be payable by Comair to Delta upon demand by Delta. The procurement of such insurance or any part thereof by Delta does not discharge or excuse Comair's obligation to comply with the provisions set out herein. Comair agrees not to cancel, terminate or materially alter, change or amend any of the policies until after providing thirty (30) days' advance written notice to Delta of Comair's intent to so cancel, terminate or materially alter, change or amend such policies of insurance, which thirty (30) day notice period shall commence to run from the date notice is actually received by Delta.

F. During the term of this Agreement, Comair agrees to maintain on deposit with the Department of Transportation a signed counterpart of the interim "Montreal Agreement" (Agreement CAB 18900), which has the effect of increasing the limits of liability under the Warsaw Convention to seventy-five thousand dollars ($75,000.00). Comair further agrees to be bound by Agreement CAB 18900 and any subsequent amendment thereto or any subsequent order of the Department of Transportation or protocol ratified by the United States government which relates to or modifies the limit of liability under the Warsaw Convention.

G. With respect to all claims against Comair (but not against Delta) with respect to which Comair is not entitled to be indemnified by Delta pursuant to Article 9(B), whether or not covered by the insurance policies set forth in this Article 11 or otherwise, Delta is responsible only for filing an initial report and has no other obligations with respect to such claims, and Comair is fully responsible for handling all adjustments, settlements, negotiations, litigation and similar activities in any way related to or connected with such claims.

H. The parties hereby agree that from time to time during the term of this Agreement Delta may require Comair to procure and maintain insurance coverages in amounts in excess of the minimum amounts set forth in Article 11(A) should the circumstances and conditions of Comair's operations under this Agreement be deemed, in Delta's sole discretion, to require reasonable increases in any or all of the foregoing minimum insurance coverages.

ARTICLE 12.       OPERATIONS OF COMAIR AS A DELTA CONNECTION CARRIER.

A. Nothing in this Agreement confers any rights on either party to restrict the other party's ability: (1) to maintain or change rates, fares, tariffs, markets, schedules, equipment, services, distribution and marketing methods, competitive strategies or similar matters; (2) to engage in vigorous and full competition with other entities; or (3) to do business, or choose not to do business, with other entities. Notwithstanding the foregoing, Comair acknowledges and agrees that participation in the Delta Connection program obligates Comair to offer and maintain a professional, high quality level of service in terms of schedules, customer service and the like. Accordingly, not less than once each year during the term of this Agreement, the parties will:
(a) meet to mutually review and discuss the services, operations and plans of Comair and Delta for the Delta Connection program; and (b) jointly develop a written business plan for the Delta Connection operations and services of Comair. Comair will comply with the business plans so developed and all reasonable recommendations of Delta in this area. Delta acknowledges that such business plans are subject to change as facts and circumstances require. Delta further acknowledges that Delta will consider in good faith all reasonable recommendations of Comair.

B. During the last quarter of each calender year, Delta and Comair shall jointly develop an advertising budget and program for the next succeeding calendar year (or portion thereof) during the term of this Agreement for promoting the Delta Connection and the relationship between Delta and Comair established by this Agreement. Delta shall be responsible for the development and production of all promotional materials for the program, all of which shall be subject to the prior approval of Comair. Comair agrees to pay Delta fifty percent (50%) of the actual publication or other media costs of each advertisement or other material promoting the Delta/Comair Connection during such year. Delta will bill Comair quarterly for its share of the actual costs of the advertising program, each such billing to be accompanied by paid invoices and, if applicable, tear sheets evidencing such costs. Comair shall pay any such billing within thirty (30) days of receipt. Any material deviations by Delta from the agreed advertising program or the incurrence by Delta of any advertising cost that will cause the total advertising budget to be exceeded shall be approved in advance by Comair.

ARTICLE 13.       CONTRACT INTERPRETATION.

A. This Agreement is subject to, and will be governed by and interpreted in accordance with, the laws of the State of Georgia and of the United States of America.

B. The descriptive headings of the several articles and sections of this Agreement are inserted for convenience only, confer no rights or obligations on either party, and do not constitute a part of this Agreement.

C.        Time is of the essence in interpreting and performing this Agreement.

D. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof, and any other prior or contemporaneous agreements, whether written or oral, with respect thereto including, without limitation, the 1986 Agreement, are expressly superceded hereby; provided, however, that neither Delta nor Comair shall be relieved of any rights or obligations arising under the 1986 Agreement on or prior to the date of this Agreement.

E. If any part of any provision of this Agreement shall be invalid or unenforceable under applicable law, such part shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of such provision or the remaining provisions.

F. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute one and the same instrument.

ARTICLE 14.       CIRCUMSTANCES BEYOND THE PARTIES' CONTROL.

With the exception of outstanding rights and obligations, each party will be relieved of its obligations under this Agreement in the event, to the extent and for the period of time that performance is delayed or prevented by any cause reasonably beyond that party's control.

ARTICLE 15.       NO LICENSE GRANTED.

This Agreement is not, and shall not be construed to be, a license for either party to use the trade names, trademarks, service marks, or logos of the other party without such party's prior written consent.

ARTICLE 16.       MODIFICATION AND WAIVER.

No amendment, modification, supplement, termination or waiver of any provision of this Agreement, and no consent to any departure by either party therefrom, shall in any event be effective unless in writing signed by authorized representatives of both parties, and then only in the specific instance and for the specific purpose given.

ARTICLE 17.       NOTICES.

         Unless otherwise provided herein, all notices, requests and other communications required or provided for hereunder shall be in writing (including telecopy or similar teletransmission or writing) and shall be given at the following addresses:

                           (1)      if to Delta:

                                    Mr. W. Whitley Hawkins
                                    Senior Vice President-Marketing
                                    Delta Air Lines, Inc.
                                    Hartsfield Atlanta International Airport
                                    Atlanta, Georgia  30320
                                    Telecopy:  (404) 765-5494

                           (2)      If to Comair:

                                    Comair, Inc.
                                    Post Office Box 75021
                                    Greater Cincinnati Airport
                                    Cincinnati, Ohio 45275
                                    Attention:  Mr. David Mueller, President
                                    Telecopy: (606) 525-3420

Any such notice, request or other communication shall be effective (i) if given by mail, upon the earlier of receipt or the third business day after such communication is deposited in the United States mails, registered or certified, with first class postage prepaid, addressed as aforesaid or (ii) if given by any other means including, without limitation, by air courier, when delivered at the address specified herein. Delta or Comair may change its address for notice purposes by notice to the other party in the manner provided herein.

ARTICLE 18.       ASSIGNMENT.

This Agreement shall bind and inure to the benefit of Delta and Comair and their respective successors and assigns; provided, however, neither party may assign or transfer this Agreement or any portion hereof to any person or entity without the express written consent of the other party. Any assignment or transfer, by operation of law or otherwise, without such consent shall be null and void and of no force or effect.

                                   *    *     *



         IN WITNESS WHEREOF, the parties have executed this Agreement by their undersigned duly authorized representatives:


COMAIR, INC.                            DELTA AIR LINES, INC.


By: /s/ David R. Mueller                By: /s/ W. Whitley Hawkins
   ---------------------------------       -------------------------------------
                                           W. Whitley Hawkins
Title: President                           Senior Vice President -
                                           Marketing